AMERICAN LORAIN CORPORATION

Beihuan Road, Junan County

Shandong, China  276600

(+86) 539-7318818

February 20, 2008

By EDGAR Transmission and by Hand Delivery

Ms. Anne Nguyen Parker

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:

American Lorain Corporation
                                                Form S-1 filed October 26, 2007
                                                File No. 333-145260

Dear Ms. Parker:

On behalf of American Lorain Corporation, a Delaware corporation (“Lorain”), we hereby submit this Amendment No. 2 to our Registration Statement on Form S-1 filed October 26, 2007 (the “Form S-1”) in response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 21, 2007, with respect to the Form S-1.

We understand and agree that:

-Lorain is responsible for the adequacy and accuracy of the disclosures in the filings.

-Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.

-Lorain may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amendment No. 1 to Form S-1 filed October 26, 2007

General

1.

To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates.  If parallel information appears in more than one place in the document, provide in your response letter page references to all responsive disclosures.

Lorain’s Response:

We have revised our Form S-1 and made appropriate corresponding changes to all disclosures to which a comment relates.  We have also provided the page references in each response below to the parallel information to the following questions that appears repetitively in our Form S-1.

2.

Provide for our review and comment any other graphics or other artwork you propose to include in the prospectus.

Lorain’s Response:

We do not expect to use any other graphics or artwork in our prospectus, other than those already contained in prior drafts of the Form S-1.

3.

Please ensure that all information provided in this filing is current and consistent throughout.  For example, on pages 53 and 54, you refer to Mr. Halter as “our director” and on page 54, you refer to Messrs. Cocorinis and Cononelos as comprising your board of directors, while you disclose on page 49 that your board of director currently consists of only Mr. Si Chen.

Lorain’s Response:

We have revised our Form S-1 to ensure all information provided in the filing is consistent and current, including the following information referenced in your comment 3 above:

•

Mr. Halter’s corrected status and the date of his resignation from the board appears on page 35 under the heading “CORPORATE STRUCTURE AND HISTORY – Acquisition of Lorain Holding and Our Related Equity Financing Transaction” and on page 54 under the heading “MANAGEMENT –  Board Composition and Committees.” Mr. Halter’s corrected status also appears on page 58 under the heading “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.”

•

Mr. Cocorinis’ corrected status and the date of his resignation from the board appears on page 35 under the heading “SUMMARY COMPENSATION TABLE” in both the chart and footnote 1 thereto.  Mr. Cononelos’ corrected status and the date of his resignation from the board appears on pages 35 and 36 under the heading “SUMMARY COMPENSATION TABLE” in both the chart and footnote 4 thereto.

4.

We note that a substantial amount of your assets are located in China and also your disclosures regarding currency restrictions.  It appears you should provide audited parent-only condensed financial statements as required by Rule 5-04 of Regulation S-X.  Otherwise, please explain why you do not believe this information is required.

 Lorain’s Response:

We have provided audited non-condensed Statement of Cash flows for the nine months ended September 30, 2007 as required by Rule 5-04 of Regulation S-X beginning on page 79 of our Form S-1and F-41 of financial statement under the heading “AMERICAN LORAIN (FORMERLY “MILLENNIUM QUEST”) FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007”.

5.

Please continue to monitor the need to update the date of your registered independent accountant’s consent.

Lorain’s Response:

The company acknowledges that it will continue to update our auditor’s consent in amendments of our Form S-1.  We have provided an updated consent from our registered independent accountant to our  Form S-1 as Exhibit 23.3 thereto.

The Company, page 2

6.

Please revise the chart to identify those individuals or entities holding a majority interest in your company.

Lorain’s Response:

We have revised the organization chart to identify the individuals and entities that hold a majority interest in our company.  The updated chart is on page 2 under the heading “The Company- Overview of Our Business” .

The Offering, page 4

7.

With respect to the 24,923,185 shares disclosed as outstanding after the offering, if true, please provide footnote disclosure that this number does not include the 1,887,395 shares issuable upon the exercise of certain warrants held by the selling stockholders.

Lorain’s Response:

We have provided footnote disclosure to show the 24,923,185 shares disclosed as outstanding after the offering does not include the 1,887,295 shares issuable upon the exercise of certain warrants held by the selling stockholders.  We have included such disclosure on page 3 under the heading  “The Offering” ” in both the chart and footnote 2 thereto, on page 60 under the heading “SELLING STOCKHOLDERS” and on page 70 under the heading “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” at footnote 2.

Risk Factors, page 6

8.

Please eliminate language that mitigates or qualifies the risk you describe.  For example, revise statements beginning with “although,” and remove clauses such as “cannot assure,” “cannot guarantee,” “can provide no assurance,” “cannot be certain,” and “there can be no assurance.”

Lorain’s Response:

We have revised and eliminated language that mitigates or qualifies the risk that we describe in our Form S-1.  For example, we eliminated the language  “although” which repetitively appeared on our Form S-1:

•

On page 6 under the heading “BUSINESS RISKS- Our sales and reputation may be affected by product liability claims, litigation, product recalls, or adverse publicity in relation to our products.”

•

On page 9 under the heading “BUSINESS RISKS- Our chestnut products and brand names may be subject to counterfeiting or imitation, which could impact upon our reputation and brand name as well as lead to higher administrative costs.”

•

On page 10 under the heading “REGULATORY RISKS-Changes in existing PRC  food hygiene laws may cause us to incur additional costs to comply with the more stringent laws and regulations, which could have an adverse impact on our financial position.”

•

On page 11 under the heading “FINANCIAL RISK- Our operations are cash intensive, and our business could be adversely affected if we fail to maintain sufficient levels of working capital.”

•

On page 14 under the heading “RISKS RELATED TO DOING BUSINESS IN CHINA - Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”

•

On page 33 under the heading “QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK - Interest Rate Risk-Interest Rate Risk and Inflation.”

Failure to comply with PRC regulations relating to the establishment...,_page 14

9.

Please expand to reference the fact that Mr. Chen was not able to complete the necessary registration procedures required by Circular 75, as noted on page 12.

Lorain’s Response:

We have provide further disclosure regarding the above mentioned fact on pages 13 and 14 as follows:

“Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident stockholders to personal liability, limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us or otherwise materially adversely affect us.

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, generally referred to as Circular 75, which required PRC residents to register with the competent local SAFE branch before establishing or acquiring control over an offshore special purpose company, or SPV, for the purpose of engaging in an equity financing outside of China on the strength of domestic PRC assets originally held by those residents. Internal implementing guidelines issued by SAFE, which became public in June 2007 (known as Notice 106), expanded the reach of Circular 75 by purporting to cover the establishment or acquisition of control by PRC residents of offshore entities which merely acquire “control” over domestic companies or assets, even in the absence of legal ownership; adding requirements relating to the source of the PRC resident’s funds used to establish or acquire the offshore entity; covering the use of existing offshore entities for offshore financings; purporting to cover situations in which an offshore SPV establishes a new subsidiary in China or acquires an unrelated company or unrelated assets in China; and making the domestic affiliate of the SPV responsible for the accuracy of certain documents which must be filed in connection with any such registration, notably, the business plan which describes the overseas financing and the use of proceeds. Amendments to registrations made under Circular 75 are required in connection with any increase or decrease of capital, transfer of shares, mergers and acquisitions, equity investment or creation of any security interest in any assets located in China to guarantee offshore obligations, and Notice 106 makes the offshore SPV jointly responsible for these filings. In the case of an SPV which was established, and which acquired a related domestic company or assets, before the implementation date of Circular 75, a retroactive SAFE registration was required to have been completed before March 31, 2006; this date was subsequently extended indefinitely by Notice 106, which also required that the registrant establish that all foreign exchange transactions undertaken by the SPV and its affiliates were in compliance with applicable laws and regulations. Failure to comply with the requirements of Circular 75, as applied by SAFE in accordance with Notice 106, may result in fines and other penalties under PRC laws for evasion of applicable foreign exchange restrictions. Any such failure could also result in the SPV’s affiliates being impeded or prevented from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the SPV, or from engaging in other transfers of funds into or out of China. Lorain Holding acquired certain interests in the Lorain Group Companies from a British Virgin Islands company controlled by Si Chen, our Chairman and sole director. Pursuant to a Notice No. 75 and Notice 106, if a PRC resident has completed a round-trip investment through its established SPV but has not yet completed the required procedures of SAFE registration for offshore investment of the SPV, he must retroactively register the SPV with SAFE.

In order to avoid such SAFE registration, the Company the Company designated a Japanese individual as a nominee holder of Lorain Holding when Lorain Holding was established.  However, Mr. Chen may be deemed to be the actual beneficiary of Lorain Holding, regardless of the nominee.  If Mr. Chen is deemed to be the beneficiary of Lorain Holding, he may be required to register with and obtain approvals from SAFE or its agency in connection with respect to the direct offshore investment activities related to the acquisition of the Lorain Group Companies.

If Mr. Chen is required to register with the relevant authorities to disclose the offshore investment of the SPV, according to the Notice No. 75, the PRC subsidiaries of Mr. Chen’s SPV may be prohibited from making distributions of their profit and dividends and from paying proceeds from any of their reduction in capital, share transfer or liquidation to the SPV.  In case the PRC subsidiaries had already distributed the above-mentioned profit and dividends or paid the aforesaid proceeds to the SPV before the date for application for retroactive SAFE registration with regard to the SPV, according to the Notice 106, the behavior of such distribution or payment may constitute evasion of foreign exchange rules in the PRC.  In such case, according to the PRC Regulation on Administration of Foreign Exchange, the PRC subsidiaries and the actual controlling beneficiary of the SPV may have liability for evasion of foreign exchange rules, including, being ordered by the competent SAFE authorities to recall their foreign exchanges within specified time limit, fined of an amount of more than 30% and below five times the foreign exchange they had evaded.  Criminal liabilities may also be possible if the violations are deemed particularly egregious.  Moreover, according to the Notice 106, the application for retroactive SAFE registration for the SPV will not be granted until the liabilities for evasion of foreign exchange have been fully pursued.  Further, if the retroactive SAFE registration for the SPV has not been granted,  the SAFE registration for acquisition of the PRC subsidiaries by the SPV will not be granted, which, in return, will affect our acquisition of interests in Lorain Group Companies from this British Virgin Islands company and cause potential action against British Virgin Islands company, Lorain Holding and the Lorain Group Companies.  We have little control over either our present or prospective direct or indirect stockholders or the outcome of such registration procedures.   We cannot provide any assurances that their existing registrations have fully complied with, and they have made all necessary amendments to their registration to fully comply with, all applicable registrations or approvals required by Circular 75 or that any required future registrations, or amendments thereto, will comply with applicable registrations or approvals required by Circular 75.

In addition,  if the failure to identify and characterize Mr. Chen as a beneficial owner of Lorain Holdings is determined by the PRC authorities to be a serious violation of the requirements of the PRC Company Law and the PRC Regulation of Registration of Companies, the Lorain Group Companies may be ordered by the company registration authority in the PRC to make corrections on its filed registration, to be fined an amount no less than RMB 5,000 and no more than RMB 50,000 or, in the worse scenario, to have its company registration certificate revoked or its business licenses canceled.

Moreover, because of uncertainty over how Circular 75 will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies.  For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 by our PRC resident beneficial holders.  In addition, such PRC residents may not always be able to complete the necessary registration procedures required by Circular 75.

Certain of our stockholders hold a significant percentage of our outstanding voting securities, page 15

10.

Please revise the caption to discuss the risk associated with the facts described in the caption.

Lorain’s Response:

We have revised the referenced caption as requested.  The new caption appears on page 15 as follows:  “Certain of our stockholders may delay or prevent adoption of important business decisions by their ownership of significant percentage of outstanding voting securities.”   No changes were made to the discussion of the risk related to such caption.

Selected Consolidated Financial Data, page 18

11.

Please revise to provide updated financial information as of and for the nine months ended September 30, 2007 and 2006.

Lorain’s Response:

We have provided unaudited consolidated financial statement of American Lorain Corporation as of September 30, 2007 and 2006 beginning on page F-1 of our Form S-1.  The unaudited results are also included on page 4 under the heading “Summary Consolidated Financial Information” and on page 18 under the heading “SELECTED CONSOLIDATED FINANCIAL DATA” and on page 22 under the heading “SELECTED QUARTERLY FINANCIAL INFORMATION” and on page 26 under the heading “Results of Operations”.

Management’s Discussion and Analysis of Financial Condition and Results of Operation page 22

12.

Please revise to discuss the impact on your financial condition and operations of the following:

•

You only have regulatory approval to produce the products that are currently being produced at your facilities, and if you desire to produce other products, you would need to obtain additional regulatory approvals if you desire to produce other products;

•

There are times that your productions lines are operating at less than full capacity; and

•

You do not have enough capacity to satisfy existing demand for your convenience food products.

Lorain’s Response:

We have provided additional disclosure regarding regulatory approval of our new products and our production capacity under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” in our Form S-1 as follows:

•

On page 24 under the heading “Regulatory Factors that Affect our Production,” we state:

“Although our production lines are multi-functional, we only have regulatory approvals for products that are currently in production at our facilities.  If we wish to produce other products at these facilities in the future, we would have to obtain additional regulatory approvals.  If we are unable to obtain regulatory approval to produce a particular product in a timely manner, if at all, then we would not be able to generate revenues to offset any expenses related to R&D to produce such product and any acquisitions of equipment to produce such product.  We do not believe that any such expenses related to any particular product is material to the company as a whole.  In addition, we do not believe that our inability to produce any particular product is material to the business as a whole because we can replace such product with other products.  However, if we were unable to obtain regulatory approvals to produce a broad class of products or several products at one time, our ability to generate revenues may be harmed, which could materially and adversely effect our operations and financial condition.

We have consistently successfully obtained required approvals in the past – we produced 192 products in 2007 – and we believe that we will not face material problems obtaining required approvals for new product offerings during 2008 for the following reasons:

1. Our production lines and facilities have been designed to satisfy the standards and requirements set by health authorities in Japan, Korea, the United States and the European Union, which are the primary markets for our export products.  We employ advanced quality control mechanism, including obtaining ISO 9001 and BRC certifications, which distinguish our products from other products in both domestic and international markets.  In particular, the fact that we have successfully obtained import approvals for our chestnut products and other convenience foods from the Japanese government has helped us strengthen our position in applying for approvals regarding our new products from the Chinese government. In addition, we have been able to obtain approvals for our new products because we have established good record of compliance with existing regulations with respect to the management of production facility.  Based on the aforementioned reasons, we anticipate no difficulty in obtaining governmental approvals for new food products in the future.

2. Due to our long-term contribution to the local economy, the local government has been supportive of our business operation. This well-established relationship with the local government has resulted in a more efficient application process. We have been using domestic suppliers for raw materials and we have created significant job opportunities for local workers, which efforts have advanced the economic interests of our community.  In 2006, we paid RMB 3,000,000 in tax to the local government, accounting for 15.13% of the total tax income (RMB19,830,000) the government received in 2006. Our chestnut production accounts for 25% of the total production of chestnuts nationwide and has been recognized by the government as being sufficiently significant so that governmental supports are available, allowing us to enjoy the benefits of a preferential development program. For instance, the local government has provided several aid programs to assist us to expand our manufacturing facilities, to secure the planting of raw materials, and to provide resources that support us financially and/or operationally.

•

On page 25 under the heading “Production Factors that Affect our Financial and Operation Condition,” we state:

“Earlier in our company’s history some of our production lines were occasionally run at less than full capacity because our production focused almost solely on chestnut products.  More recently, we have produced various different types of food products, mainly in three categories: chestnut products, processed food and convenience food.  Increasing market demand has caused us to expect all our production lines to be running at their full capacity throughout the year of 2007.  Our newer facilities have a multiple-function design to adjust production seasonally to avoid periods of less than full capacity production.

Currently, most of our processed and convenience foods are produced at our Beijing Lorain plant.  We have expanded those facilities when we reconstructed that factory after a fire in May of 2007.  The new facilities are projected to satisfy existing and increasing market demand for convenience food.  In addition, our new production line for processed food is expected to launch by May 2008, which will significantly enhance our capacity to satisfy the existing and projected demand for convenience food.

Overall, we expect to be able to meet our demand for our products; however, we have had adopted alternate plans for the short-term periods that we anticipate that our capacity will not be enough to satisfy existing or future demand for our convenience food products.  In the future, we plan to look into seeking a possible OEM partner to assist in producing some of our convenience food products while our new facilities are still under construction.  We do not see any material impact on our financial results when we do not have full capacity to satisfy existing or increasing demand for our convenience food products.

We have also provided cross-reference of above analysis on page 41 under the heading “Our Manufacturing Facilities - Current Production Lines”  in our Form S-1.

13.

Please discuss, if material, the impact on your financial condition of the fire at the Beijing Lorain manufacturing facility.  We note that you did not have insurance covering the losses you incurred.

Lorain’s Response:

We included additional disclosure regarding the fire at Beijing Lorain on page 54 of the Form S-1 under the heading “Our Facilities” as follows:

“The fire at Beijing Lorain had an insignificant impact on our financial condition for the following reasons:

First, the fire occurred in May, our low season for production, so it did not destroy any material raw materials or finished goods inventory.  Fortunately, our raw materials were then being stored at the warehouse, which was not affected by the fire.  We incurred some physical damage to our factory, including the office area, a document cabinet, and a portion of the production facilities. The economic losses from the damages were approximately RMB 10.16 million (approximately U.S. $1.33 million) which includes RMB 9.56 million (approximately U.S. $1.26 million) of loss from the damage to factory building, RMB 580,000(approximately U.S. $76,000) from the damages to mechanical facilities, and RMB 150,000 (approximately U.S. $19,000) of loss from the stationary and documentation.

Second, the local governments in Beijing City, Junan County and Miyun County have promised to provide grants totaling RMB 10,000,000 (approximately U.S. $1.31 million) to assist us to reconstruct our facilities.  As a result, although we had no insurance for the loss, our net economic loss was limited to RMB 160,000 (approximately U.S. $20,000). We have already received RMB 7,000,000 (approximately U.S. $920,000) of the RMB 10,000,000 (approximately U.S. $1.31 million)  promised by the local governments to rebuild our production line, allowing us to restore the revenue stream from our Beijing facility in a timely manner and mitigated our potential losses.  The governments have confirmed the remaining RMB 3,000,000 (approximately U.S. $0.39 million) of the RMB 10,000,000 (approximately U.S. $1.31 million) will be granted to us in early 2008.

Third, we implemented various cost reduction policies to monitor unnecessary expenses and reduce all costs to the minimum during the period from May to August 2007, offsetting some of the losses from the fire.  Additionally, we obtained agreements from most of our customers to allow late delivery of our products. As a result, we were able to retain substantially all anticipated sales revenue (although it was deferred) and to avoid breach of any contracts as a result of such late delivery.

Finally, we shifted some of our production from Beijing to Shandong (using the full capacity of our Shandong facilities) or outsourced to other manufacturers to fulfill the remaining orders that would have been processed in Beijing during the rebuilding from the fire.  This shifting of production prevented production interruption of orders that we would have otherwise handled at the Beijing facility.  In fact, due to all of our mitigation efforts and our use of alternate facilities ,the revenue for our Beijing subsidiary for the period ended September 30, 2007 increased RMB 9,452,260, or 25.8%, compared to the same period in 2006.”

14.

Please revise as necessary to update your tables and discussions as of and for the nine months ended September 30, 2007.

Lorain’s Response:

We have provided unaudited consolidated financial statement of American Lorain Corporation as of September 30, 2007 and 2006 beginning on page F-1 of our Form S-1.  We have also updated our tables and discussions as of and for the nine months ended September 30, 2007 on page 4 under the heading “Summary Consolidated Financial Information,” on page 18 under the heading “SELECTED CONSOLIDATED FINANCIAL DATA,” on page 21 under the heading “SELECTED QUARTERLY FINANCIAL INFORMATION” and on page 26 under the heading “Results of Operations”.

15.

We note that your wholly-owned subsidiary lent one of its directors $4,508,427.  Please disclose whether the receivable was paid or, if it has not been paid, disclose the effect on your financial condition of the receivable remaining unpaid.  We note that the amount due is unsecured, interest free, and has no fixed repayment date, as noted in your financial statements on page F-33.

Lorain’s Response:

We have revised the details of Note 5 of Other Receivable in our financial statement for the year ended December 31, 2006 on page F-33.   After further review by management of the company and discussion with our auditors, we determined that there was no loan granted to directors. The recording of an “amount due from a director” was made in error due to miscommunication and language barriers between our management team and auditor. The amounts due were used in the company’s operations, and were advanced by employee under a director’s approval and incorrectly categorized as a loan to the director in previously filed financial statements   After further review by management and our auditors we have corrected the booking as $2,780,025 for the receivables advance to our employees for job/travel disbursements managed by our directors, $1,083,467 for the amount due by a non-related enterprise, and $644,935 for other non-related receivable as follows:

5.  OTHER RECEIVABLES

Other receivables at December 31st consisted of the following: -

	2006	2005	2004
Advances to suppliers	$175,203	$2,909,092	$272,692
Advances to Employees for job/travel disbursements	2,780,025	-	-
Amount due by a non-related enterprise	1,083,467	-	-
Other non-related receivables	644,935	-	-
Business taxes prepayment	-	29,866	526,010
Purchase disbursement advances	-	3,388,579	4,338,447
Sundry deposits	-	8,519
	$4,683,630	$6,336,056	$5,137,149

We have also corrected any weakness in our internal controls and procedures made evident by the booking error by conducting additional training of our accounting staff, establishing formalized lines of communication between management and our auditors and seeking  professional assistance from English-speaking experts for our SEC reviews.    We believe that neither the error nor the correction thereof is material to an understanding of our financial condition and no restatement of our financial statements is necessary or appropriate.

Overview, page 22

16.

Please expand your MD&A and the “Overview” section to describe the most important matters on which you are focusing in evaluating your financial condition and operating performance.  To enhance an investor’s understanding of your business, you should provide insight regarding material opportunities, challenges and risks on which you are focused in both the short and long term, as well as the steps you are taking to address them.  See Section III. A of SEC Release 33-8350 (Nov. 29, 2003).

Lorain’s Response:

We have edited and expanded the description of the most important matters regarding our financial condition and operating performance in the MD&A under the “Overview” section to the Form of S-1 beginning on page 25:

Uncertainties that Affect our Financial Condition

The rising level of consumer prices in China may cause a decrease of our sales and exports which will lower our revenues and profits.

It is expected that the cost of the raw materials we must purchase to make our finished products may increase in light of a general increase in prices in China.  We expect decreased export sales as we raise our sale prices to our exports customers to pass along the increased price of raw materials.  We expect the decreased sales may lead to lower revenues than if the price increase had not occurred and that our profits may suffer as well.

The anticipated appreciation of RMB may harm our financial condition

Our government has been facing increasing pressure to allow the RMB to appreciate from the world marketplace recently. In 2007, RMB appreciated more than 6.14%.  Since July of 2005, the RMB has appreciated 10.24%.  The expected appreciation will definitely have a significant impact on our exports and our financial conditions since exports account for 50% of our revenue.  Due to the unpredictability of RMB’s appreciation, we have planned efforts to advance our domestic sales and revenues.  In 2008, we plan to expend RMB 20 million (approximately U.S. $2.78 million) to adjust and expand our sales and marketing channels.  We are also targeting to establish additional 1000 Food Kiosk at different wholesalers and supermarkets and open 100 of our own food retail stores nationally to increase our domestic sales.  Further, we have also planned to expend RMB 10 million (approximately U.S. $1.39 million) to further the marketing of our brand and products through different types of media such as TV commercials, newspaper advertising, internet advertising, and marketing campaigns.  Whether or not RMB appreciates as impacted the increased domestic spending will increase our costs and may not lead to any additional revenues.  Additionally, the appreciation of the RMB, if it occurs, could lower our international sales.

Tight monetary policy to be implemented by the Chinese government in 2008 may impede our ability to obtain credit for working capital in a timely manner.

On December 5, 2007, the central economic work conference determined that a tight monetary policy will be implemented in 2008 to respond to inflationary forces and the excessive growth of monetary credits in China.  On December 8, 2007, the People’s bank of China announced it will increase its RMB deposit reserve rate by one percentage point for financial institutions making deposits, resulting in a record high interest rate of 14.5%. Due to this new policy, financial institutions have started to tighten the money supply, reduced credit amounts, delayed loan approvals and restricted credit requirements.  Traditionally, our company has relied on short-term credits as a vehicle to purchase raw materials for our production.  This tightened credit policy will impact on our cash management and our financial condition. We have adopted new policy and informed our customers that we will shorten our payment period from 55 days to 30 days.  We may be unable to obtain the credit we need to purchase raw materials in the future which may slow our production and ultimately our revenues.

17.

Please disclose the percentage of revenues derived from each product and geographic segment during the 2007 fiscal year.

Lorain’s Response:

We have updated the Form S-1 to include the following analysis of the percentage of revenues derived from each product and geographic segments during 2007 fiscal year on page 21 under the heading “SELECTED CONSOLIDATED FINANCIAL DATA” as follows:

The following table presents the percentage of revenues derived from each products and main geographic segment for the period ended September 30, 2007.

Products/Geographic	Revenue	China	Japan	Korea	US
Chestnut Products	53.23%
Bottom-open Chestnut in Shells	17.62%	81.98%	13.65%	0.74%
Chestnut Pulp	16.35%	78.48%	16.22%	1.04%	0.14%
Fresh Chestnut	10.53%	77.58%		12.30%
Sugar Coated Chestnut Pulp	9.01%	46.52%	49.98%	1.56%
Boiled Chestnut Pulp	7.49%	66.30%	5.76%	19.08%
Syrup Chestnut Pulp	7.62%	67.39%	21.76%	8.04%
Roasted Chestnut with Sugar	6.25%	72.54%	11.50%	8.78%	1.55%
Golden Chestnut Pulp	5.19%	64.66%	18.31%	4.29%	5.36%
Aerated Chestnut Kernel	6.71%	43.10%	40.53%	10.12%	4.46%
Processing Products	41.44%
Asparagus Series	26.96%	71.27%	5.93%	1.67%	4.44%
French Fries	19.33%	96.01%
Sweet Corn Series	8.33%	96.01%
Strawberry Series	4.97%	35.54%	62.99%
Sweet Pea Series	4.50%	96.01%
Vegetables Series	4.29%	90.88%	5.16%	0.18%
Yellow Peach Series	4.29%	94.98%			1.07%
Frozen Sweet Potato Chunk	3.03%	96.01%
Fresh Onion	2.84%	89.89%			6.38%
Convenience Products	5.332%
Beef, mutton and pork	63%	96.01%
Oden Eggs	29.24%	3.61%	96.24%

Total	100%

Results of Operations, page 23

18.

Please revise to provide meaningful disclosure.  This section should not be a mere recitation of line item amounts presented in your financial statements.  You should discuss the underlying reasons for any material changes in your results from period to period and year to year.  When you attribute a change to more than one factor, quantify each factor’s contribution.  For example, we note that the net revenues for the six months ended June 30, 2007 increased compared to the period ended June 30, 2006 and you attributed the change to the expansion of your customer base and the strengthened marketing activities.  To the extent practicable, quantify these factors’ contributions.

Lorain’s Response:

We have revised our Form S-1 by regarding the results of operations for the period ended September 30, 2007.  We have also enhanced the discussion of the underlying reasons for most material changes in the Results of Operations section for the nine-month ended September 30, 2007 in the Form S-1 from page 28 to 29.

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September30, 2006

Net Revenues.  Our net revenues for the nine months ended September 30, 2007 were $48.08 million, which is approximately $20.27 million or 72.9% more than for the same period in 2006, where we had revenues of $27.80 million.  Sales of chestnuts accounted for  53.23% of revenues , a 6.93% increase for the period ended September 30, 2007 compared to 46.3 % for the same period in 2006. It in particular contributed a significant increase to our revenue due to a higher-profit margin. Approximately 70% of revenue growth was from our existing customers, while 30% of the revenue growth was from new customers attributable to our newly implemented marketing activities in 2007. We have added more than 20 new customers for the nine-months of 2007 compared to the same period in 2006. We believe that the strengthened marketing activities to expand our customer base have mainly driven the substantial growth of our revenue.

Cost of Revenues.  Our cost of goods sold, which consists of raw materials, direct labor and manufacturing overhead expenses, was $37.46 million for the nine month period ended September 30, 2007, an increase of $16.06 million or 75.07%, as compared to $21.40 million for the nine month period ended September 30, 2006. The increase of cost of revenues is mainly attributable to the increase of cost of raw materials and overall increasing production costs from significant surge of sales. Our operating expenses have been expended stably during the past four years. Therefore, the increase of cost revenues is mainly attributable to the increase of raw materials and its relations to the increase of sales.

Gross Profit.  Our gross profit increased $4.21 million, or 65.76% to $10.61 million for the nine months ended September 30, 2007 from $6.4 million for the same period in 2006.  This increase was attributable to overall increases in sales, and in particular, the substantial increase in the percentage of domestic products we sold, in the three months period ended September 30, 2007, compared to the same period of 2006. Gross profit as a percentage of net revenues was 22.07% for the nine months ended September 30, 2007, as compared to 23.02% during the same period in 2006. The increase of gross profit is mainly attributable to stably expended cost of revenues and the continuing increase of revenues in particular the sales of chestnuts due to the higher profit margin. The sales of chestnut increased 6.93 % from 46.3 % for the periods ended September 30, 2006 to 53.23% for the same period in 2007.

Selling and Marketing Expenses.  Selling and marketing expenses increased $0.27 million, or 27.56% to $1.25 million for the nine months ended September 30, 2007 from $0.98 million for the same period in 2006.  We increased our marketing efforts such as such as producing more marketing materials and give-away samples and operating nation-wide promotional events at our kiosks at chain supermarkets in 2007. We also expanded our sales network by distributing our product catalogues to more potential customers and paying follow-up visits to promote our products. In this way, we succeeded in adding more than 20 new customers for the nine-months of 2007 compared to the same period in 2006 We believe that the strengthened marketing activities to expand our customer base have mainly driven the substantial growth of our revenue.

General and Administrative Expenses.  General and administrative expenses increased $0.82 million, or 76.4% to $1.90 million for the nine months ended September 30, 2007 from $1.08 million for the same period of 2006.  The increase of general and administrative expenses was mainly due to the increasing expenses from seeking professional services including accounting and auditing services, financial advisory services, investor relations management, legal services, and the substantial increase of employees’ salary compensation.

Income Before Income Taxes and Minority Interest.  Income before income taxes and minority interest increased $1.30 million or 35.9% to $4.91 million for the nine months ended September 30, 2007 from $3.61 million for the same period of 2006.  The increase was primarily a result of the higher revenue due to the increasing sales of chestnuts with a higher profit margin and well-controlled costs of revenue during the nine month period ended on September 30, 2007 as compared to 2006.

Income Taxes.  Income taxes increased $0.53 million or 122.86% to $0.97 million for the nine months ended September 30, 2007 from $0.44 million for the same period of 2006.  The increase of income taxes is mainly attributable to the substantial increase of net revenues in 2007.

On March 16, 2007, the National People’s Congress of the PRC determined to adopt a new corporate income tax law in its fifth plenary session. The new corporate income tax law unifies the application, scope, tax rate, tax deduction and preferential policy for both domestic and foreign-invested enterprises.  The new corporate income tax law will be effective on January 1, 2008.  According to the new corporate income tax law, the applicable income tax rate for our operating subsidiaries may be subject to change.  As the implementation detail has not yet been announced, we cannot be sure of the potential impact of such new corporate income tax law on our financial position and operating results.

Income Tax Rate	2007	2008	2009
Junan Hongrun	15%	15%	25%
Luotian Lorain	0%	15%	15%
Beijing Lorain	0%	0%	15%
Shangdong Lorain	30%	25%	25%

Net Income.  Net income increased $0.80 million, or 27.49% to $3.72 million for the nine months ended September 30, 2007 from $2.92 million for the same period of 2006.

Liquidity and Capital Resources, page 28

19.

We note your discussion under the risk factor entitled “Our operations are cash intensive, and our business could be adversely affected if we fail to maintain sufficient levels of working capital.”  Please discuss whether you have been able to respond to your cash requirements during the periods discussed and whether you expect to continue meeting your cash requirements during the next twelve months.  Please clarify what you mean in the statement on page 30 that “We believe that our currently available working capital...and the credit facilities referred to above, should be adequate to sustain our operations at our current levels through at least the next twelve months.”  It appears that you have only disclosed $17.48 million in loans that are maturing and due within the next several months.  Please explain to what credit facilities you are referring. Clarify in this liquidity section that you will need to borrow an additional $2.25 million for working capital for the remainder of 2007 and disclose how much you may need to borrow for the next 12 months.

Lorain’s Response:

We have added the following analysis to the Form of S-1 on pages 33 and 34 under the heading “Financing  Activities - Loan Facility” as follows:

In past years, including 2007, we financed our operations through net income and bank loans. We have maintained a good relationship with four major national banks in China (International Trust & Investment Co., Ltd., Junan County Construction Bank, Junan County Industrial and Commercial Bank and Junan Agricultural Development Bank) that have provided us with sufficient support of funding through short-term and long-term loan historically.  Beginning in 2007, we utilized other national and local banks because of our increased demand for working capital resulting from our substantial growth of business.  For instance, we established business relationships with Jinan Commercial Bank and Linyi Commercial Bank that provided  US$2.7 million in loans for working capital to purchase raw materials in 2007, which was sufficient to meet our remaining capital needs in 2007.

We expect to finance our operations and working capital need in 2008 through net income and additional bank loans.  We anticipate that sales will continue to increase in 2008 and that net income will provide a greater contribution to operating cash needs than in past years.  We currently plan to finance or refinance US$40 million over the next 12 months in order to support the projected expansion of our production in 2008.  Currently, we have negotiated loan agreements with Linyi Commercial Bank and some banks in Junan County for a total of US$3.5 million. We have had negotiations with a few other financial institutions (local and national), which have agreed to provide us short-term working capital loans throughout 2008, however no such loan arrangements have been finalized or funded.

We may not be able to obtain adequate levels of additional financing, whether through equity financing, debt financing or other sources. Additional financings could result in significant dilution to our earnings per share or the issuance of securities with rights superior to our current outstanding securities. In addition, we may grant registration rights to investors purchasing our equity or debt securities in the future. If we are unable to raise additional financing, we may be unable to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures on a timely basis, if at all. In addition, a lack of additional financing could force us to substantially curtail or cease operations.

20.

Please provide updated disclosure with respect to the use of the $18 million net proceeds from the May 3, 2007 private placement.  Given that your cash and cash equivalents as of June 30, 2007 was $2.5 million, it appears that you have already expended some of these proceeds.

Lorain’s Response:

We have provided updated disclosure with respect to the use of the $18 million net proceeds from the May 3, 2007 private placement on page 31 under the heading “Liquidity and Capital Resources” as follows:

We had approximately US$7.35 million (or approximately RMB 55 million) cash and cash equivalents as of May 3, 2007.  We received proceeds of approximately $18 million from the private placement completed on May 3, 2007.  We used most of the proceeds of the private placement to build infrastructure at several of our facilities, which allowed us to obtain preferential terms on the construction contracts to complete our expansion plans.  Specifically, the proceeds were used for the second-phase of construction at our Luotian facility, a sewage system at our Shandong Lorain facility, and an egg-processing facility at our Junan Lorain plant.  The total amount expended on the above items was approximately US$12 million.  We also allocated US$11 million including US$4 million from the proceeds and US$7 million from the cash balance as of June 30, 2007 as the working capital to purchase raw materials needed due to the expansion of production.

Operating Activities, page 28

21.

Please further elaborate on the reasons for changes in the net cash provided by and used in operating activities.  We note that you attribute the changes to decreases in accounts and payables.  Please discuss the underlying reasons for such decreases.

Lorain’s Response:

We have revised and elaborated on the reasons for changes in the net cash provided by and used in operating activities on page 31 under the heading “Liquidity and Capital Resources-Operating Activities” in the Form S-1.

Due to increased marketing efforts and our ability to fund increased purchases of raw materials and inventory as a result of our private financing in May 2007, we generated a substantial increase in sales for the period ended September 30, 2007, compared to the same period in 2006.  As a result of the increase in sales, our accounts receivable balance increased significantly .  Our main supermarket customers, such as global retailers Carrefour and Metro Supermarket, receive repayment terms that require repayment 2 to 3 months after our products are delivered. However, our cash flow suffers while waiting for such repayment because we must pay for raw materials and labor related to such sales before receiving payment for goods sold.  Accordingly, our cash provided by operating activities decreased because accounts receivable increased significantly.  We believe that payment terms provided to our customers are reasonable and our accounts receivable are properly valued and are recoverable.

Corporate Structure and History, page 33

22.

Please briefly discuss the transaction that resulted in the sale of 90% of your common stock to Halter Financial Investments, L.P., as disclosed in the footnotes to your summary compensation table on page 51.  Furthermore, you state on page 53 that you completed the sale of an aggregate of 100,000 restricted shares of its Series A Voting Convertible Preferred Stock to Halter Financial Investments, L.P., which Preferred Stock is entitled to 428.56 votes per share and represents approximately 90% of the voting control of the Company as of the date of the acquisition.  Please reconcile this information with the footnotes to the summary compensation table on page 51.

Lorain’s Response:

We have revised the footnotes (1) on page 58 under “SUMMARY COMPENSATION TABLE” to be consistent with the information disclosed on the following pages as follows:

  (1) Mr. Cocorinis served as our chief executive officer from 1994 until his resignation on April  12, 2007 in connection with the sale by American Lorain to Halter Financial Investments, L.P. of 100,000 newly issued restricted shares of our Series A Preferred Stock which then represented approximately 90% of our issued and outstanding capital stock and voting control at such time for $455,000.  At such time, Timothy P. Halter became our chief executive officer.

We have also extended the discussion on page 60 under “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” regarding the sale of an aggregate of 100,000 restricted shares of company’s Series A voting convertible Preferred Stock to Halter Financial Investment, L.P., in the Form S-1 to state:

On April 10, 2007, we completed the sale of an aggregate of 100,000 restricted shares of our Series A Preferred Stock to Halter Financial Investments, L.P., (“HFI”) for a cash purchase price of $455,000 pursuant to a Stock Purchase Agreement entered into between us and HFI dated as of April 5, 2007.  The Series A Preferred Stock was entitled to 428.56 votes per share and represented approximately 90% of the capital stock and voting control of the Company as of the date of such acquisition. The transaction resulted in a change in control of the Company.  HFI used its own funds to acquire the Series A Preferred Stock which is convertible into Common Stock at the option of the holder at any time on or after the earliest to occur of: (a) September 30, 2007; (b) the date on which we complete a business combination with a corporation or business entity with current business operations; or (c) the date such conversion is approved by our board of directors. The Preferred Stock is also convertible at our option upon five days advance notice to the holder.  After certain stock split and conversion of the aforementioned Series A Preferred Stock, they currently represent approximately 5.24% of the capital stock and voting control of the Company.

Proposed Production Lines, page 39

23.      Briefly discuss how you intend to finance the construction of the new production facility additions.

Lorain’s Response:

We have extended the discussions regarding how we intend to finance the construction of the new production facility additions on page 44 under the heading “Proposed Production Lines” as follows:

“Because we used the funds received from the May 3, 2007 private placement to fund infrastructure improvements and the purchase of raw materials, we must obtain loans from commercial banks to finance the construction of new production facility additions. Currently, we have negotiated loan agreements with Linyi Commercial Bank as well as banks in Junan County for a total of US$3.5 million.  If we require additional funds for  this production, we will have to seek additional loans or other financing.  We can provide no assurances that we will be able to obtain such loans on terms favorable to the Company, if at all.  We may not be able to obtain adequate levels of additional financing, whether through equity financing, debt financing or other sources. Additional financings could result in significant dilution to our earnings per share or the issuance of securities with rights superior to our current outstanding securities. In addition, we may grant registration rights to investors purchasing our equity or debt securities in the future. If we are unable to raise additional financing, we may be unable to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures on a timely basis, if at all. In addition, a lack of additional financing could force us to substantially curtail or cease operations.

Chestnut Harvesting Operations page 40

24.      Briefly discuss how you intend to finance the expansion of your agricultural operations.

Lorain’s Response:

We have extended the discussions of how we intend to finance the expansion of our agricultural operations in the Form S-1 on page 45 under “Chestnut Harvesting Operations” to state that:

“We plan to finance the expansion of our agricultural operations by applying for a subsidized loan with an amount of US$1 million from the local government. We also plan to use working capital loans and other regular loans to be provided by commercial banks for an aggregate of US$1,000,000. If we need more than US$2 million, we will have to seek additional loans or other financing.  We may not be able to obtain adequate levels of additional financing, whether through equity financing, debt financing or other sources. Additional financings could result in significant dilution to our earnings per share or the issuance of securities with rights superior to our current outstanding securities. In addition, we may grant registration rights to investors purchasing our equity or debt securities in the future. If we are unable to raise additional financing, we may be unable to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures on a timely basis, if at all. In addition, a lack of additional financing could force us to substantially curtail or cease operations.

Raw Materials page 41

25.

Please explain the basis for stating that you believe that your raw materials are in adequate supply and generally available from numerous sources.

Lorain’s Response:

We have extended the analysis why we believe our raw materials are in adequate supply and generally available from numerous sources in the Form S-1 on page 46 under the heading “Raw Materials” to state that:

“We have implemented a multi-pronged strategy to insure continued supplies of raw materials.  Our strategy relies primarily on establishing long-term and/or contractual relationships with third party suppliers or supplier organizations and operating and developing Company-owned farms.  As a result, we are confident that our raw materials are in adequate supply and generally available from our diverse and abundant sources:

1. We have established a solid and close relationship with our major suppliers.  The raw materials from our top 10 suppliers have accounted for 60% of our total purchases.  On average, we have a 4.51 year relationship with each of our largest suppliers, which leads to a well-established supply foundation based on long-term relationships.

2. We have also developed our own planting areas to ensure we are able to get raw materials of sufficient quality and in sufficient quantity to supply our operations.  We have successfully developed a 483-acre chestnut farm which is focused primarily on cultivating chestnuts that we would normally import from Korea, Japan and/or Australia.  A material harvest in the next Chestnut season will lower our dependence on imports.  Additionally, we also have developed a 329-acre sweet corn farm, an 82-acre Pumpkin farm, and a 297-acre green bean farm that will help supply the production of frozen and canned products next year.  The farms we own will not only secure the supply of raw materials to meet increased demand from the market, but will also reduce the cost of materials purchased and the reduce the impact of market price fluctuation of raw material prices on our operational costs.

3. In 2007, the Chinese government implemented various programs to encourage businesses to advance agricultural industrialization.  Under the recently implemented governmental policies for agricultural development, we are planning to expand the farm we own to 2,500 acres gradually over the next 2 years.  Such expansion would allow us to meet a material portion of our raw material needs for future production.

4. We have also established relationships with agricultural associations by signing supply agreements with those associations .  We have also invested in several agricultural product companies to expand our supply networks to ensure we have appropriate access for purchasing sufficient supplies for our production requirements.”

Our Sales and Marketing Efforts, page 43

26.

We note that you plan to commence a branding and advertising strategy in the second half of 2007.  Please discuss how you intend to finance this initiative and estimate its cost.

Lorain’s Response:

We have extended the analysis of how we plan to commence a branding and advertising strategy in the coming year and how we finance the estimated cost in the Form S-1 on page 50 under the heading “Our Sales and Marketing Efforts “ to state that:

“Currently, our primary strategies are to seek the assistance of marketing and advertising professionals to showcase the competitive advantages of our products such as packing and brand recognition.  We have also planned to produce commercial ads and marketing materials to refresh and advance the market acceptance and recognition of our products.  We are planning to expend approximately US$1 million for marketing activities that focus mainly on China from the second quarter of 2008, of which US$600,000 will be allocated to the broadcast of TV commercials, US$200,000 will be for newspaper ads, US$100,000 will be used for internet advertising, and US$100,000 will be used for planning and production expenses related to the advertising campaign.  We will also produce 1,000 sets of English-language marketing video packages to be delivered to potential clients outside of China who are interested in our products. The budget for these packages is about US$20,000.  The budget and the media to be used are summarized below.

	China
	Local Media		National Media
	Amount	Percentage	Amount	Percentage
TV Commercials	0.2 million	33.3%	0.4 million	66.7%
Newspaper Ads	0.15 million	75%	0.05 million	25%
Internet Advertising	0.1 million
Advertising Campaign	0.1million

To finance the campaign, we plan to obtain a US$500,000 working capital loan from a commercial bank and to use another US$500,00 from our net income over the period from the third quarter of 2007 to the beginning of the third quarter of 2008. We can provide no assurances that we will be able to obtain such loans on terms favorable to the Company, if at all.  We may not be able to obtain adequate levels of additional financing, whether through equity financing, debt financing or other sources. Additional financings could result in significant dilution to our earnings per share or the issuance of securities with rights superior to our current outstanding securities. In addition, we may grant registration rights to investors purchasing our equity or debt securities in the future. If we are unable to raise additional financing, we may be unable to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures on a timely basis, if at all. In addition, a lack of additional financing could force us to substantially curtail or cease operations.

Chestnut Products, page 44

27.

Please reconcile the statement that you utilize patented technology in your operations with the statement on page 46 that you do not have any patented technology.

Lorain’s Response:

We have applied for several patents as detailed on page 52 under the heading “Our Intellectual Property.”  We have reconciled the referenced statements in the Form S-1 on page 50 under the heading “Chestnut Products” to state that:

We recently received notice of the acceptance of the patent application but we have yet to finalize the formal process of obtaining the patent.

Our Intellectual Property, page 46

28.

Please discuss the importance of the discussed technologies to your operations.

Lorain’s Response:

We have extended the discussions of the importance of certain technologies to our operation in the Form S-1 on page 53 under the heading of “Our Intellectual Property - Patents” to state that:

“We have developed three proprietary technologies that we have filed patent applications for in the PRC.  We applied for all of the patents in 2005 and recently received notice of the acceptance of the patent applications but we have yet to finalize the formal process of obtaining the patent.

The first proprietary technology that we are in the process of patenting relates to the production of Oden egg packages.  Oden is a Japanese style dish consisting of several ingredients such as boiled eggs, daikon radish, konnyaku and processed fish cakes stewed in a light, soy-flavored dashi broth. Ingredients vary according to region and between each household. Our technology relates to the process we use to control the sterilization of the packages that contain the Oden eggs and related food products.  Oden is considered to be one of the most popular Japanese traditional dishes.  The technology we have developed has significantly advanced our Oden orders from Japan because we are able to deliver a unique product in terms of freshness and authentic taste that is also a convenience food.  This unique proprietary technology has been an important factor in expanding our convenience products market.

The second technology that we have filed a patent application for relates to the production of our sweetheart chestnut products, which are preserved chestnut products.  The proprietary technology relates to the process that we use to distribute the syrup used in the processing of these preserved chestnuts evenly throughout the chestnuts.  The process also enhances the texture and preserves the natural form of the chestnut. The focus of technology is the stability of sweetness controlling to chestnuts which will maintain the same quality and taste without concerning the quality disparity due to the certain differences of raw materials.  Our sweetheart chestnut is a premium price product, and buyers will pay more for sweetheart chestnuts than other chestnut products, leading higher sales and greater profit margins. We believe that our sweetheart chestnuts have the potential to generate approximately US$1 million in additional profit each year, which would be a material contributor to our profitability.

The third technology that we have filed a patent application for relates to the method and process that we use to produce an extract from the chestnut’s inner skin.  In the past, the chestnut inner skin had been discarded as a waste product.  This method allows us to produce an extract that can then be sold to other food processors (all of whom are currently based in Japan) who package and sell the extract for use in combination with other foods or drinks.  In Japan, chestnuts are a popular food that can be used for different kinds of products such as food, nutrition supplement, beverage, and desert.  The increasing demand for chestnut extract has allowed us to offer a new product line that has significantly contributed to our revenues, at little cost since it is made from product that would otherwise be waste.”

The proprietary technology referenced above provide us with the competitive advantage of providing products not generally available from our primary competitors. We take reasonable steps to protect our proprietary information, such as limiting disclosure of proprietary plans, methods and the like, and we are seeking further patent protection. Our proprietary information will be more securely protected if we are able to obtain patents, however, we do not believe that our operations will be materially impacted by a failure to obtain such patents. We believe that our trade secrets are reasonably and adequately protected.

Management, page 49

29.

Please revise Mr. Si Chen’s biographical sketch to disclose when he founded the company.

Lorain’s Response:

We have revised our Form S-1 on page 55 under the heading “MANAGEMENT- Directors and Executive Officers” regarding Mr. Si Chen’s biographical sketch, in particular regarding the year he founded the company as follows:

“Mr. Chen became chief executive officer on May 3, 2007 when we completed our recapitalization of Lorain Holding, and our sole director on May 13, 2007.  Mr. Chen is the founder of our company. He founded Shandong Lorain, the first subsidiary of Lorain Group Company, in 1994 and served as the chairman of the Lorain Group Companies since that time until the Lorain Group Companies were acquired in August 2006.  After the acquisition in August 2006, Mr. Chen served as a director of Shandong Lorain until the recapitalization of Lorain Holding.  Before establishing Shandong Lorain, Mr. Chen worked for the county government and was responsible for the local agricultural economic development.  Since 1994, Mr. Chen has been in charge of our strategic decisions and operational management of the Lorain Group Companies and its predecessors.”

Executive Compensation, page 50

30.

Please further elaborate your discussion regarding the compensation determinations for 2006. Specify how the amounts of compensation, total and by element, were determined. We note that you generally reference the review of relevant market data and the executive officers’ performance. Please disclose the weight assigned to each factor. Discuss in some detail the elements of market data and of executive performance considered in establishing the compensation at the disclosed levels.

Lorain’s Response:

We have extended the discussions regarding the elements of compensation determinations to be determined for the executive officers on page 58 under “EXECUTIVE COMPENSATION- Elements of Compensation” in the Form S-1.

“The compensation determination for executive officers in 2006 was primarily based on a previously-established compensation policy and internal governance documents.  The total amount of compensation to our executive officers is about RMB 1.15 million per year, which includes RMB 450,000 for the Chief Executive Officer, RMB 350,000 for the Chief Operational Officer and RMB 350,000 for the Chief Financial Officer. Our compensation program for the named executive officers consists of two elements: base salary and bonus.  The base salary we provide is intended to equitably compensate the named executive officers based upon their level of responsibility, complexity and importance of role, leadership and growth potential, and experience.  We offer bonuses as a vehicle by which the named executive officers can earn additional compensation depending on individual, business unit and Company performance.  The Company did not provide any other type of compensation to our  named executive officers in 2006.

Base Salary.  Our named executive officers receive base salaries commensurate with their roles and responsibilities.  Subject to any applicable employment agreements, base salaries and subsequent adjustments, if any, are reviewed and approved by our board of directors annually, based on an informal review of relevant market data and each executive’s performance for the prior year, as well as each executive’s experience, expertise and position.  Our officers' base salaries are calculated based on the following factors and the relative weight assigned to each such factor: market data, such as salaries of officers of companies similar to the Company, makes up 25% of base salary calculation; individual’s experience, expertise and position makes up 30% of base salary calculation; and individual’s performance for the prior year will be the remaining 45% of the base salary calculation. The base salaries paid to our named executive officers in 2006 are reflected in the Summary Compensation Table below.

Incentive Bonus.  Our named executive officers are eligible for an annual performance-based cash bonus in accordance with the Company’s unwritten incentive bonus plan.  We provide this bonus opportunity as a way to attract and retain highly skilled and experienced executive officers and to motivate them to achieve annual corporate, departmental and individual goals which consist of various revenue, cost and operational targets established by the board of directors.  The bonus is based on the individual’s performance evaluation and consideration of current market conditions.  The weight assigned to certain  targets to evaluate individual performance is approximately as follows: overall achievement of goals of such officer will be 30% of the bonus calculation, the success of marketing new products will be 20% of the bonus calculation, the performance of safety management of our production lines will be 10% of the bonus calculation, attendance of such officer is 15% of the bonus calculation, efforts to environmental protection and energy-saving production is 10% of the bonus calculation, the quality and quantity of any strategic proposals made by the officer will be 10% of the bonus calculation, and the last 5% will be reserved for other outstanding performance. The bonus amounts are determined following the end of the fiscal year based on our performance and the performance of our executives.  We have adopted the above standards from the consideration of the needs for our company as well as from consulting the similar standards adopted by the industries domestically and nationally. Executive officer will be granted 15% to 15% or his salary if above required evaluations have been satisfied. The bonus amounts paid to our named executive officers in 2006 are reflected in the Summary Compensation Table below.”

31.

Please clarify the involvement of the chief executive officer in the determination of his own compensation and the compensation of the other named executive officers.

Lorain’s Response:

We have elaborated and clarified the involvement of the chief executive officer in the determination of his own compensation and the compensation of the other named executive officers on page 57 under “Compensation Discussion and Analysis - Compensation Program Objectives and Philosophy” as follows:

“Mr. Si Chen, our chief executive officer and president, is also our sole director.  Mr. Chen plays an important role in the management of the Company, including determining compensation of officers and directors.  As such, he is primarily responsible for determination of his compensation as an officer and director of the Company.  However, Mr. Chen has adhered to, and continues to adhere to our compensation policies and other internal governance policies that were established some time ago.”

Incentive Bonus, page 50

32.

Your disclosure appears to indicate that the award of bonuses is tied to the achievement of certain targets. Please disclose the targets for 2006.  If you believe, you are not required to disclose the targets, please provide us with analysis supporting your position.

Lorain’s Response:

As we mentioned above in Question 30, the targets and the weight assigned to these targets to evaluate executive officers’ performance is approximately as follows: overall achievement of goals of such officer will be 30% of the bonus calculation, the success of marketing new products will be 20% of the bonus calculation,  the performance of safety management of our production lines will be 10% of the bonus calculation, attendance of such officer is 15% of the bonus calculation, efforts to environmental protection and energy-saving production is 10% of the bonus calculation, the quality and quantity of any strategic proposals made by the officer will be 10% of the bonus calculation, and the last 5% will be reserved for other outstanding performance. We have adopted the above standards from the consideration of the needs for our company as well as from consulting the similar standards adopted by the industries domestically and nationally.

Summary Compensation Table, page 51

33.

Pursuant to Instruction 1 to Item 402(c)(v) and (vi) of Regulation S-K, please include a footnote disclosing all assumptions made by reference to a discussion of such assumptions in your financial statements, footnotes to the financial statements or discussion in the Management’s Discussion and Analysis.  Specifically reference the location of the discussion of assumptions within the Form 10-KSB.

Lorain’s Response:

We have provided the following discussion and footnote to Summary Compensation Table in our form S-1 on page 58 under the heading “SUMMARY COMPENSATION TABLE”:

“As of September 30, 2007 there are no grants outstanding.  We have not adopted a new policy or program for share based awards for employees or directors.”

We have also added a supplemental footnote to the summary compensation table to clarify the compensation of the former named executive officers on page 59 as follows:

“(3) Our company (formerly “Millennium Quest”) in 2006, adopted FAS123R to account for stock based compensation for its employee and directors.  In 2006, Millennium Quest authorized 300,000 shares for compensation to officers and directors.  The share vested immediately upon grant and issuance.  Millennium Quest valued the compensation at $.01 per share for a total $3,000.  The compensation expense was recorded to Millennium Quest’s financial statements.  The current financial statements which have been retroactively restated as result of the reverse merger transaction are those of the legal acquiree (accounting acquirer) and do not recognize expense for the aforementioned stock compensation.  The valuation model used to calculate $.01 per share used by former management considered the market price, trading volume, and price volatility, of the stock of Millennium Quest and accordingly assigned a value of $.01.  Former management has not indicated a fair value for their services rendered for which they received the stock awards as compensation.  There is no cash settlement of these shares. Based on a post reverse split ratio of 32.84, with all fractional shares rounded down, and offering price of $4.25; the shares would be valued at $38,820 {300,000 shares / 32.84 = 9,134; 9,134 * $4.25 = $38,820}.”

Employment Agreements, page 52

34.

Please disclose the amounts of cash compensation that will be paid to the executives pursuant to the employment agreements.

Lorain’s Response:

We have disclosed the amounts of cash compensation that will be paid to the executives pursuant to the employment agreements on page 59 under the heading “SUMMARY COMPENSATION TABLE – Employment Agreements” as follows :

“Each of the employment agreements provide that the executives will be provided cash compensation.  Pursuant to the existing employment agreements, we should pay about RMB 1,210,000 to our executive officers.  The cash payable to Mr. Chen amounts to RMB 450,000 per year, the cash payable to Mr. Zhou amounts to RMB 400,000 per year and the amount payable to Mr. Wu is RMB 360,000 per year. The employment agreements include standard non-competition and confidentiality covenants, and the agreements with Shandong Lorain provide that ten thousand RMB (approximately $1250) will be paid to the non-breaching party if there is a breach of contract.  The employment agreements do not provide any change in control or severance benefits to the executives, and we do not have any separate change-in-control agreements with any of our executive officers.”

Certain Relationships and Related Transactions, page 53

35.

It appears that the facts presented in each paragraph of this section are relevant only as of the date of the described transaction, and not as of the date of this prospectus. For example, in the second paragraph, you state that Mr. Halter is “our director”. In the third paragraph, your disclosure regarding the conditions pursuant to which the Series A Preferred is convertible would indicate that these conditions have not yet been met, whereas your disclosure in the second paragraph seems to indicate that these securities have been converted. Please revise this section so that it speaks as of a recent date, and that all of your disclosure makes sense in context.

Lorain’s Response:

We have revised the Form S-1 such that disclosure of certain relationships and related transaction speak as of a recent date.  For example, as we described in the question 3, we have revised the reference to Mr. Halter as our former director on page 57, we have  used the past tense to described transactions occurred by changing “is” to “was” and “consist” to “consisted” on page 57 and . the third paragraph under Certain Relationships and Related Transactions on page 53 was revised to describe the conversion of shares of Series A Preferred Stock as having been completed.

Selling Stockholders, page 54

36.

Please describe the transactions in which the named selling stockholders acquired the securities being registered for resale.

Lorain’s Response:

We have added the description of the transactions in which our selling stockholders acquired the securities being registered for resale to the Form S-1.  We have added the descriptions of all the related transactions on page 62 and page 63 to identify all the named selling stockholders to the selling stockholder list from page 63 to page 64 as follows:

“The named selling stockholders acquired the securities being registered for resale in the following list from several transactions we completed before and after the recapitalization on May 3, 2007. On April 10, 2007 our company (then known as Millennium Quest, Inc.) completed the sale of an aggregate of 100,000 restricted shares of its Series A Voting Convertible Preferred Stock (the “Preferred Stock”) to Halter Financial Investments, L.P. (the “Purchaser”) for a cash purchase price of $455,000 pursuant to the Stock Purchase Agreement entered into between the Company and Purchaser and dated as of April 5, 2007.  The Preferred Stock is entitled to 428.56 votes per share and is convertible into 428.56 shares of Common Stock. On July 30, 2007,  in accordance with the Certificate of Designation of the Series A Preferred Stock, the purchaser requested to convert their  shares of Series A Preferred Stock into shares of the common stock, par value $.001 per share (the “Common Stock”) of the Company on the basis of 13.04994 shares of Common Stock for each 1 share of Series A Preferred Stock (after giving effect to the recent 32.84-for-1 reverse stock split).  The purchaser designated 626,397 shares to be issue to Halter Financial Investments, LB and 678,596 shares to be issued to Halter Financial Group, LP respectively.

At the closing of the Stock Purchase Agreement, C&C Investment Partnership (“C&C”), a partnership owned by the Company’s two former officers, entered into a Settlement and Stock Issuance Agreement (the “Settlement Agreement”) with the Company, pursuant to which C&C and its principals agreed to accept the issuance to them of a total of 2,500,000 shares of restricted Common Stock of the Company in full payment and satisfaction of $25,000 in principal amount of notes payable obligations to C&C. On April 17, 2007, these shares were issued to Dimitri Cocorinis and Terry Cononelos, the former officers of the Company as well as the partners of C&C, each deemed to be a beneficial owner of the 1,250,000 shares held of record by C&C in cancellation of debt as described above. The shares issuable under the Settlement Agreement will not participate in the special distribution. The holders of these shares will be granted the same piggyback registration rights as the Purchaser. In addition to the above deemed shares,  on February 17, 2006, Dimitri Cocorinis and Terry Cononelos each were deemed 150,000 shares of restricted common stock of company in consideration of services rendered by them to the company. Cocorinis and Cononelos have owned 1,836,925 and 1,875,456 shares of common stock of company.

On  April  24,  2007, our company (under its former name Millennium  Quest,  Inc),  entered into consulting agreements  ("Consulting  Agreements") with Heritage   Management   Consultants,   Inc.  ("Heritage)   and  Chunhua   Xiong ("Consultant"),  respectively.  Each of Heritage and Consultant has been engaged to assist the Company in its efforts to  consummate  a  combination  transaction with a privately held business entity. In  consideration   for  the  services  to  be  provided  under  the  Consulting Agreements,  Heritage and Consultant received 1,642,000, and 4,105,000 shares of the Company's common stock, respectively. Heritage and Mr. Xiong own 50,000 and 125,000 common stock of the company respectively after giving effect to the recent 32.84-for-1 reverse stock split.

On May 3, 2007, we also completed a private placement pursuant to which we issued and sold to 56 accredited investors 604,674 shares of our Series B Voting Convertible Preferred Stock for approximately $19.8 million pursuant to a Securities Purchase Agreement dated May 3, 2007. On July 17, 2007 the above issued  604,674 shares of our Series B Voting Convertible Preferred Stock were subsequently converted into 6,990,401 shares of our common stock, immediately following the effectiveness of an amendment to our charter that, among other things, increased the number of our authorized shares of common stock from 20,000,000 to 200,000,000.  Upon the consummation of the recapitalization, the former stockholders of Lorain Holding became our controlling stockholders. The issuance of our shares to these investors was made in reliance on the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

In connection with the above transaction, we also granted the above 56 accredited investors and Sterne Agee & Leach, Inc. (the “Sterne Agee”) and Civilian Capital, Inc. (the “Civilian”), the placement agent and its designee three-year warrants to purchase 1,887,395 shares of our Common Stock exercisable at $4.25 per share and include piggyback registration rights to register such shares. Among which, Sterne Agee & Civilian is eligible to purchase up to an aggregate of 342,531 and 146,799 shares of our common stock respectively, being registered for resale in the following list. “

American Lorain Corporation — Unaudited Financial Statements

37.

Please revise to provide updated financial statements as of and for the nine months ended September 30, 2007 to comply with the guidance in Rule 3-12 of Regulation S-X. If the remaining comments are also applicable to your updated financial statements, please revise as necessary.

Lorain’s Response:

We have provided unaudited consolidated financial statement of American Lorain Corporation as of September 30, 2007 and 2006 beginning on page F-1 of our Form S-1.  The unaudited results are also included on page 9 under the heading “Summary Consolidated Financial Information” and on page 18 under the heading “SELECTED CONSOLIDATED FINANCIAL DATA” and on page 21 under the heading “SELECTED QUARTERLY FINANCIAL INFORMATION” and on page 25 under the heading “Results of Operations”.

Report of Independent Registered Public Accounting Firm, page F-1

38.

We note that you have provided a review report from your independent public accounting firm that explains that they reviewed the accompanying balance sheets as of June 30, 2007 and December 31, 2006, and the related consolidated statements of income for the six months and year then ended. It is not clear if the report is referring to a review of the statements of income for the six months ended June 30, 2007 and the year ended December 31, 2006, or the year ended June 30, 2007. Either way, it appears the review report should cover the accompanying consolidated statements of income for the three and six month periods ended June 30, 2007, and if applicable, the comparative prior period. Please obtain and file a revised report that complies with the guidance in AU Section 722, or advise as necessary.

Lorain’s Response:

Our auditor has provided a revised review report to explain that they have reviewed the balance sheets as of June 30, 2007 and December 31, 2006, and the related the consolidated statements of income and cash flows for the six-month and three-month periods ended June 30, 2007 and 2006. We have also provided a review report to cover the accompanying consolidated statements of income for the three and nine months periods ended September 30, 2007 that complies with the guidance in AU Section 722.

39.

We note that your auditors are located in San Francisco, CA and that your operations are in China. Based on this information, it appears that reliance on other auditors located in China may have been necessary. We further note that you have not furnished the report of such other auditors as required by Rule 2-05 of Regulation S-X. You should revise the filing to include the report of the other auditors that were relied on by the San Francisco, CA firm. If that firm has concluded that they are the principal auditor and that audit reports of other auditors are not also required to be filed, please provide us with the following:

•

A detailed explanation of the steps taken by your auditors to express an opinion on your financial statements without making reference in their report to the audits of any other accounting firms. Refer to AU Section 543.

•

The name of the firm that performed audit procedures for the operations in China. Indicate if this firm is currently registered with the Public Company Accounting Oversight Board (PCAOB). Confirm, if true, that their audit procedures were performed in accordance with the standards of the Public Company Accounting Oversight Board (United States) for audits performed after that date. Describe in detail the nature of the procedures they performed for which your San Francisco, CA auditors took responsibility.

Lorain’s Response:

The opinions attached to our form S-1 issued by our US auditors are based on GAAS without reliance on local PRC auditors. Our Auditor’s Principal Office responsible for attesting to Audit engagements performed under PCAOB standards in order to express an opinion on the Issuer’s financial statements preparation in accordance with US GAAP is in South San Francisco, California.  All opinions expressed by that office require US audit staff to travel to China and perform field work on site at the Issuer’s primary locations of operations.  The Auditor maintains offices in both Hong Kong and the PRC.  Staff from those offices under the supervision of audit team members traveling to the PRC from the US, are allowed to perform certain procedures including but not limited to vouching, tracing, examination of physical assets, footing, cross-footing, inquiry of personnel, balance confirmation, etc.  Typically US staff, among other responsibilities, are charged with planning, reviewing, applying analytical procedures, preparation of audit working papers, audited Financial Statements and Working Trial Balance, audit adjustments, and finalization of all tasks.  US team members are required to have knowledge of GAAP, GAAS, and PCAOB standards.  Local PRC firms are not employed for the audit; however, audit reports given by the Issuer’s local PRC auditors are typically being considered as a reference in the US Auditor’s working papers.

Consolidated Balance Sheets, page F-2 and F-3

40.

We note that pages F-2 and F-3 appear to be duplicate balance sheets. Please revise your filing to report one balance sheet for the periods ended June 30, 2007 and December 31, 2006.

Lorain’s Response:

We have revised page F-3 as the Stockholders’ Equity, part of the Balance Sheet, as requested.

41.

We note the amounts presented as of June 30, 2007 and December 31, 2006 do not agree to the amounts presented in your Form 10-Q for the quarterly period ended June 30, 2007. Please advise, and if necessary, file an amended Form 10-Q for the quarterly period ended June 30, 2007. This also applies to the income per share and weighted average shares outstanding presented within the statements of income on page F-4.

Lorain’s Response:

We have filed an Amended Form 10-Q for the quarter ended June 30, 2007 and September 30, 2007 while filing our Form S-1 to revise quarterly financials as of June 30, 2007 and September 30, 2007.

42.

Please reconcile the amount reported on the face of the balance sheet for cash and cash equivalents to the amount reported on your statement of cash flows for the six months ended June 30, 2007.

Lorain’s Response:

We have reconciled the discrepancy of $5,268 on Cash and Cash Equivalents shown on the Balance Sheet and that on the Statement of Cash Flows is related to the cash acquired from the shell company as a result of the reverse-merger (disclosed in Note. 8) being inadvertently excluded in the Statement of Cash Flows.

Consolidated Statements of Cash Flows, page F-5

43.

Within cash flows from financing activities, you present bank borrowings net of payments. Please revise your presentation to provide the information on a gross basis, or tell us why you believe the presentation is appropriate. Refer to paragraph 11 of SFAS 95 for further guidance.

Lorain’s Response:

We have revised and provided our financial statement as of September 30, 2007 to our form S-1 on page F-5 which has presented information of cash flow from financing activities on a gross basis as follows.

Cash Flows from Financing Activities
Proceeds from bank borrowings	19,765,903	30,244,649	10,888,708	13,606,242
Repayment of bank loans	(18,170,897)	(26,702,681)	(3,524,359)	(7,389,245)
Dividends paid	(136,872)	135,156	(136,872)	135,156
Issuance of common stock	6,990	(8,615,375)	(96,689)	(8,615,375)
Increase in Additional Paid-in capital	16,707,883	-	(3,552,740)	-

Cash (Used in)/provided by Financing Activities	$18,173,007	$(4,938,251)	$3,578,048	$(2,263,222)

44.

Within the six months ended June 30, 2007 column, we note the amounts presented for cash and cash equivalents as of the beginning of the period and the end of the period, do not agree to the amounts reported within the consolidated balance sheet on page F-2. Please advise, and revise as necessary.

Lorain’s Response:

As we mentioned in Question 42, we have revised the Statement of Cash Flows to reconcile the inconsistence within the consolidated balance sheet on page F-2.

Note 1. Organization, Basis of Presentation, and Practical Activities. page F-6

(c) Reverse-Merger, page F-6

45.

In the last paragraph, you explain that “... the accompanying consolidated financial statements are those of the accounting acquirer, ALC.” However, in the paragraph immediately preceding this, you identify ILH as the accounting acquirer. Please revise as necessary to be consistent.

Lorain’s Response:

We have revised the language to reflect that ALC is the legal acquirer, and ILH is the accounting acquirer in our Form S-1 on page F-6.

46.

Regarding the retroactive restatement of stockholders equity, you refer readers to Note 12 - Capitalization. However, per review of your document, your discussion of Capitalization is included in Note 8. Please revise to be consistent.

Lorain’s Response:

We have corrected the Note number of Capitalization to Note 8 for the discussion of capitalization to be consistent.

Note 2. Summary of Significant Accounting Policies, page F-7

(t) Retirement Benefits, page F-11

47.

You explain that retirement benefits are charged to the pro forma consolidated statement of income as incurred. Please revise to remove ‘pro forma’ or otherwise advise.

Lorain’s Response:

We have removed the wordings “pro forma” from the financial statements.

(y) Segment Reporting, page F-12

48.

Please revise to include the interim period segment information as required by paragraph 33 of SFAS 131, or tell us why you believe such information is not required.

Lorain’s Response:

According to SFAS 131,  public business enterprises are required to report certain information about operating segments.  The objective of requiring disclosures about segments of an enterprise and related information is to provide information about the different types of business activities in which an enterprise engages, and the different economic environments in which it operates.  (Refer to SFAS 131 Paragraph 3).

Our Company has only one type of business activity, namely, the manufacture and sales of chestnuts, fruits, and other food products which can be classified into three product lines:

•

Convenience foods

•

Ready-to-cook meals

•

Ready-to-eat meals

Each of the Company’s production facilities manufactures food under these same three product lines.  Our company, therefore, does not have any separate and distinct operating segments to constitute a component of an enterprise.  Accordingly, our Company’s single business activity does not fall into the definition of operating segments.  (SFAS 131 Paragraph 10)

To avoid confusion, Note 2(y) segment reporting has been removed.

 (z) Recent Accounting Pronouncements, page F-12

49.

Please update your discussion to include the impact, if any, of adopting the related standards. We note for example that FIN 48 and SAB 108 were effective for the periods presented; however, you continue to explain that you do not anticipate the adoption will have a material impact on your consolidated financial statements.

Lorain’s Response:

We have revised the inconsistence to our discussion and indicated that we have adopted the FIN 48 and SAB 108 standards, which did not have any material impact on these consolidated financial statements.

Consolidated Financial Statements as of and for the Years Ended December 31, 2006, 2005, and 2004, page F-18

Consolidated Statements of Cash Flows, page F-24

50.

Please explain why you have reported payment of leasehold land as an investing activity.

Lorain’s Response:

Leasehold land is a long term investment that spans multiple years.  It is similar to a capital lease. To be clarified, we have revised “Leasehold Land” to “Land Use Rights”.

Notes to Financial Statements, page F-25

Note 3 - Restricted Cash, page F-32

51.

Please expand your disclosure to explain in detail the specific nature and terms of the restriction on the cash. Also indicate when the restriction will be removed and support your conclusion that the restricted cash represents a current asset.

Lorain’s Response:

We have expanded our disclosure to explain in detail the specific nature and terms of the restriction on the cash as follows:

Restricted cash represents collateral to notes payable (timed bank drafts) and bank loans. The restrictions on funds that underlie bank drafts are time related, specifically 6 months. Funds are deposited in 6 month time deposits with the banks. The restrictions on funds that underlie bank loans are time related, specifically 60 days. Funds are deposited in saving accounts with the banks. The accounts are interest bearing based on the national interest rates.

Note 5 — Other receivables, page F-33

52.

We note your disclosure of an amount due from a director. Please indicate whether or not the amount has been repaid. Please also provide the terms of the original loan and confirm, if true, (i) that a loan document exists between the Company and the director and (ii) that the loan agreement has been filed as an exhibit.

In addition, please provide an analysis of the terms of the loan as compared to those available from an independent third party. To the extent the loan terms are preferential, please disclose a corresponding quantitative entry in the Summary Compensation Table. Similarly, loans to directors would also need to be fully discussed as part of the compensation received by directors and senior management.

Lorain’s Response:

There is no loan between director and our company so no loan agreement has been filed as an exhibit in our past reports.  The amounts due were used in the company’s operations, and were advanced by employee under a director’s approval and incorrectly categorized as a loan to the director in previously filed financial statements.  We have corrected the booking in our financial records and we have corrected the accounting in the financial statement to be as follows:

Advances to Employees for job/travel disbursements	$2,780,025
Amount due by a non-related enterprise	$1,083,467
Other non-related receivables	$ 644,935
Total	$4,508,427

The details of the explanation were provided in Note 5 of the financial statements.

53.

We note your disclosure that indicates that the amount due from a director has no fixed repayment date. Please explain why it was classified as a current asset.

Lorain’s Response:

We have provided the explanation in Question 52 above.

Note 9 — Short-term Debts, page F-35

54.

Please indicate the currency in which the loan is denominated. This comment also applies to your disclosure of Notes Payable on page F-36 and Long Term Debts on page F-37.

Lorain’s Response:

We have indicated that the currency of the Bank Loans (Short-Term and Long-Term) and Notes Payable was denominated in the functional currency of Renminbi (RMB). We have also revised Note 9 to reflect this information.

Note 11 Accrued Expenses, page F-11

55.

Please explain why there was no accrued staff welfare as of December 31, 2006.

Lorain’s Response:

We have revised details of Note 11 of Accrued Expenses and Other Payable in our financial statement to present the accrued staff welfare as of December 31, 2006 was 72,350 as below.

11.

ACCRUED EXPENSES AND OTHER PAYABLE

Accrued expenses and other payables at December 31st consisted of the following:

	2006	2005	2004
Accrued salaries and wages	$346,738	$117,082	$284,967
Accrued utility expenses	114,856	218,103	172,260
Accrued interest expenses	11,178	304,232	204,183
Accrued transportation expenses	100,089	6,504	399,564
Other accruals	90,000	61,278	30,001
Business and other taxes	734,492	402,451	1
Purchases disbursements payables	1,100,559	1,603,273	2,728,232
Interest Payable	-	23,455	18,951
Accrued staff welfare	72,350	28,871	21,188
	$2,570,262	$2,765,249	$3,859,347

Note 15 — Income taxes, page F-39

56.

We note your disclosure regarding certain exemptions from income tax. Please expand your disclosure to disclose the aggregate dollar and per share effects of the tax holiday and briefly describe the factual circumstances including the date on which the special tax status will terminate. Refer to SAB Topic 11:C which can be located on our website at:

http://www.sec.gov/interps/account/sabcodet11.htm#11c

Lorain’s Response:

We have revised Note 15 in our financial statement for year from 2004 to 2006 to quantify the aggregate dollar and per share effects of the tax holiday shown as below.

	2006	2005	2004
Income before tax	$7,404,057	$4,562,172	$3,027,523
Tax at the income tax rate	2,443,339	1,505,517	999,083
Effect of tax exemption granted	(1,378,960)	(1,180,937)	(785,002)
Income tax	$1,064,379	$324,580	$214,081

Per Share Effect of Tax Exemption
	2006	2005	2004
Effect of tax exemption granted	$1,378,960	$1,180,937	$785,002

Weighted-Average Shares Outstanding	17,932,777	17,932,777	17,932,777

Per share effect	$0.0769	$0.0659	$0.0438

Please note, all of the above Group’s income before income taxes and related tax expenses are from PRC sources. In accordance with the relevant tax laws and regulations of PRC, the corporation income tax rate is 33%. However, also in accordance with the relevant taxation laws in the PRC, some of the subsidiaries of the Group are eligible for tax exemption. In particular, from the time that a company has its first profitable tax year, the company is exempt from corporate income tax for its first two year and is then entitled to a 50% tax reduction for the succeeding three year.

However, actual income tax expenses reported in the consolidated statements of income and comprehensive income differ from the amounts computed by applying the PRC statutory income tax rate of 33% to income before income tax for the period from August 4, 2006 (date of incorporation) to December 31, 2006 for the following reasons. Effective January 1, 2008, PRC government implements a new 15% tax rate across the board for all enterprises regardless of whether domestic or foreign enterprise without any tax holiday which is defined as “two-year exemption followed by three-year half exemption” hitherto enjoyed by tax payers. As a result of the new tax law of a standard 15% tax rate, tax holidays terminated as of December 31, 2007. However, PRC government has established a set of transition rules to allow enterprises already started tax holidays before January 1, 2008, to continue enjoying the tax holidays until being fully utilized.

Based on the above background of each constituent of our group, the income tax rates applicable to the four constituents for 2007, 2008 and 2009 are depicted in the following table.

AMERICAN LORAIN CORPORATION

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2006, 2005 & 2004

(Stated in US Dollars)

Income Tax Rate	2007	2008	2009
Junan Hongran	15%	12.5%	25%
Luotian Lorain	0%	12.5%	12.5%
Beijing Lorain	0%	0%	12.5%
Shangdong Lorain	30%	25%	25%

Note 16. Segment Information, page F-39

57.

Revise to provide the disclosures required by paragraph 25 of SFAS 131, or tell us why you believe such disclosures are not required.

Lorain’s Response:

Similar to the response we provided in comment 48, we have no segment reporting to be disclosed required by paragraph 25 of SFAS 131. We have revised details of Note 16 to Sales by Product Type in our financial statement for the year from 2004 to 2006 shown as below.

16.  SALES BY PRODUCT TYPE

Sales by categories of product at December 31, as follow:

	2006	2005	2004

Chestnut	$29,725,421	$20,055,697	$20,496,721
Meat	3,830,986	475,703	859,567
Vegetable	14,787,914	8,136,133	5,246,614
Others	1,216,636	1,527,611	1,132,931

	$49,560,957	$30,195,144	$27,735,833
	===========	===========	==========

Exhibits and Financial Statement Schedules

58.

Please revise to provide an Exhibit 15 acknowledgement letter from your independent public accountant regarding the use in this registration statement of their report on your unaudited interim financial information; or tell us why such letter is not required. Please see Item 601(b)(15) of Regulation S-K for additional guidance.

Lorain’s Response:

We have obtained an acknowledgement letter from our auditor and has attached to our Form S-1 as Exhibit 15.

59.

You identify the consent from Samuel H. Wong & Co. LLP as being at exhibit 23.3. However, you have included such consent as exhibit 23.2 within the document. Please revise to be consistent.

Lorain’s Response:

We have corrected the exhibit number in the content to be consistent as Exhibit 23.3 in our Form S-1.

60.

 We note that the consent provided by Samuel H. Wong & Co. LLP dated October 24, 2007, your auditors consent to the use of their reports “... dated August 12, 2007 and March 1, 2007, with respect to the Consolidated Balance Sheets of International Lorain Holdings as of June 30, 2007 and 2006 and as of December 31, 2006, 2005 and 2004 and the related Consolidated Statements of Operations, Cash Flows and Stockholders’ Equity for the above three-month periods in 2007 and 2006 and each of the three above periods ended December 31.” However, their reports referenced above, and included within the filing, refer to the financial statements as those of American Lorain Corporation, not International Lorain Holdings. Please obtain and file a revised consent, or otherwise advise.

Lorain’s Response:

Our auditor has revised the letter of consent to American Lorain Corporation, attached to our Form S-1.

Exhibits 5.1 and 5.2

61.

Please obtain new opinions that address all the applicable laws. We note that the opinions were limited to the General Corporation Law of the State of Delaware, excluding rules adopted thereunder and relevant judicial opinions.

Lorain’s Response:

We have revised our opinions that address all the applicable laws, which will be submitted prior to requesting the effectiveness of the form S-1.

Undertakings

62.

Please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

Lorain’s Response:

We have provided the undertaking required by Item 512(a)(6) of Regulation S-K in our Form S-1.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

If you would like to discuss Registration Statement or if you would like to discuss any other matters, please contact Lou Bevilacqua of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely, AMERICAN LORAIN CORPORATION By: /s/ Si Chen ----------------------------------------- Si Chen President and Chief Executive Officer